Exhibit 11.1

NEWMIL BANCORP, INC.
COMPUTATION OF NET INCOME PER COMMON SHARE
(in thousands except per share amounts)

	Three month		Six month
	period ended		period ended
	June 30,		June 30,
	2005	2004	2005	2004
Net income
Net income - basic and diluted	$2,249	$2,062	$4,484	$4,085

Weighted Average Common and Common
Equivalent Stock
Weighted average common stock
outstanding - basic	4,208	4,215	4,205	4,206
Assumed conversion as of the
beginning of each period or upon
issuance during a period of stock
options outstanding at the end
of each period	168	244	276	259
Assumed purchase of treasury stock
during each period with proceeds
from conversion of stock options
outstanding at the end of each
period	(101)	(127)	(183)	(131)
Weighted average common and common
equivalent stock outstanding
- diluted	4,275	4,332	4,298	4,334

Earnings Per Common and Common
Equivalent Share
Basic	$0.53	$0.49	$1.07	$0.97
Diluted	$0.53	$0.48	$1.04	$0.94